Exhibit 99.2

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars except for per share amounts)	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Revenue
Premiums
Gross	$4,741	$4,937	$14,530	$13,835
Less: Ceded	1,025	1,049	3,327	3,206
Net premiums	3,716	3,888	11,203	10,629
Net investment income (loss):
Interest and other investment income	1,328	1,359	4,014	4,123
Fair value and foreign currency changes on assets and liabilities (Note 4)	(974)	1,182	993	7,135
Net gains (losses) on available-for-sale assets	41	53	154	182
Net investment income (loss)	395	2,594	5,161	11,440
Fee income	1,444	1,410	4,322	4,138
Total revenue	5,555	7,892	20,686	26,207

Benefits and expenses
Gross claims and benefits paid (Note 6)	3,607	3,654	11,463	11,207
Increase (decrease) in insurance contract liabilities (Note 6)	(727)	2,294	2,189	9,762
Decrease (increase) in reinsurance assets (Note 6)	498	(224)	798	(317)
Increase (decrease) in investment contract liabilities (Note 6)	9	11	40	26
Reinsurance expenses (recoveries) (Note 7)	(1,061)	(1,196)	(3,291)	(3,240)
Commissions	566	601	1,772	1,720
Net transfer to (from) segregated funds (Note 10)	(41)	(41)	(56)	(174)
Operating expenses	1,496	1,510	4,661	4,322
Premium taxes	94	84	279	249
Interest expense	55	76	222	236
Total benefits and expenses	4,496	6,769	18,077	23,791

Income (loss) before income taxes	1,059	1,123	2,609	2,416
Less: Income tax expense (benefit) (Note 8)	209	206	368	418

Total net income (loss)	850	917	2,241	1,998
Less: Net income (loss) attributable to participating policyholders and non-controlling interests	9	155	229	168

Shareholders’ net income (loss)	841	762	2,012	1,830
Less: Preferred shareholders’ dividends	24	25	70	73
Common shareholders’ net income (loss)	$817	$737	$1,942	$1,757

Average exchange rates during the reporting periods:
U.S. dollars	1.25	1.30	1.31	1.32
U.K. pounds	1.64	1.71	1.67	1.84
Earnings (loss) per share (Note 12)
Basic	$1.33	$1.20	$3.17	$2.87
Diluted	$1.32	$1.20	$3.16	$2.85

Dividends per common share	$0.435	$0.405	$1.290	$1.200

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2017	37

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Total net income (loss)	$850	$917	$2,241	$1,998
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses)	(471)	137	(890)	(827)
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	(49)	110	141	418
Reclassifications to net income (loss)	(30)	(35)	(91)	(115)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	8	1	(2)	(15)
Reclassifications to net income (loss)	(5)	(1)	(3)	(1)
Share of other comprehensive income (loss) in joint ventures and associates:
Unrealized gains (losses)	(33)	19	(55)	(22)
Reclassifications to net income (loss) upon change in control	–	–	–	(8)
Total items that may be reclassified subsequently to income	(580)	231	(900)	(570)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	93	(14)	24	(72)
Revaluation surplus on transfer to investment properties (Note 4.F)	–	–	139	–
Total items that will not be reclassified subsequently to income	93	(14)	163	(72)
Total other comprehensive income (loss)	(487)	217	(737)	(642)
Total comprehensive income (loss)	363	1,134	1,504	1,356
Less: Participating policyholders’ and non-controlling interests’ comprehensive income (loss)	5	157	221	164
Shareholders’ comprehensive income (loss)	$358	$977	$1,283	$1,192

INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains / losses	$–	$–	$–	$1
Unrealized gains / losses on available-for-sale assets	15	(39)	(65)	(131)
Reclassifications to net income for available-for-sale assets	9	12	31	39
Unrealized gains / losses on cash flow hedges	(3)	–	–	2
Reclassifications to net income for cash flow hedges	2	1	1	1
Total items that may be reclassified subsequently to income	23	(26)	(33)	(88)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(33)	8	–	32
Revaluation surplus on transfer to investment properties (Note 4.F)	–	–	(33)	–
Total items that will not be reclassified subsequently to income	(33)	8	(33)	32
Total income tax benefit (expense) included in other comprehensive income (loss)	$(10)	$(18)	$(66)	$(56)

The attached notes form part of these Interim Consolidated Financial Statements.

38	Sun Life Financial Inc.	Third Quarter 2017	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at
(unaudited, in millions of Canadian dollars)		September 30, 2017	December 31, 2016
Assets
Cash, cash equivalents and short-term securities (Note 4)		$8,063	$8,642
Debt securities (Note 4)		70,562	71,887
Equity securities (Note 4)		5,991	5,774
Mortgages and loans		41,226	40,775
Derivative assets		1,510	1,608
Other invested assets (Note 4)		4,020	3,931
Policy loans		3,066	3,141
Investment properties (Note 4)		7,034	6,592
Invested assets		141,472	142,350
Other assets		4,945	5,109
Reinsurance assets (Note 6)		4,124	5,144
Deferred tax assets		1,473	1,448
Intangible assets		1,598	1,703
Goodwill		5,145	5,317
Total general fund assets		158,757	161,071
Investments for account of segregated fund holders (Note 10)		102,237	97,167
Total assets		$260,994	$258,238
Liabilities and equity
Liabilities
Insurance contract liabilities (Note 6)		$113,997	$115,057
Investment contract liabilities (Note 6)		3,035	2,913
Derivative liabilities		1,823	2,512
Deferred tax liabilities		747	687
Other liabilities		11,887	12,399
Senior debentures		1,299	1,299
Subordinated debt		3,038	3,836
Total general fund liabilities		135,826	138,703
Insurance contracts for account of segregated fund holders (Note 10)		95,282	90,388
Investment contracts for account of segregated fund holders (Note 10)		6,955	6,779
Total liabilities		$238,063	$235,870
Equity
Issued share capital and contributed surplus		$10,926	$10,943
Shareholders’ retained earnings and accumulated other comprehensive income		11,372	11,013
Total shareholders’ equity		22,298	21,956
Participating policyholders’ equity		633	412
Total equity		$22,931	$22,368
Total liabilities and equity		$260,994	$258,238

Exchange rates at the end of the reporting periods:
	U.S. dollars	1.25	1.34
	U.K. pounds	1.67	1.66

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on November 8, 2017.

Dean A. Connor	Sara G. Lewis
President and Chief Executive Officer	Director

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2017	39

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2017	September 30, 2016
Shareholders:
Preferred shares
Balance, beginning and end of period	$2,257	$2,257
Common shares (Note 9)
Balance, beginning of period	8,614	8,567
Stock options exercised	7	17
Common shares purchased for cancellation	(26)	–
Balance, end of period	8,595	8,584
Contributed surplus
Balance, beginning of period	72	76
Share-based payments	3	3
Stock options exercised	(1)	(3)
Balance, end of period	74	76
Retained earnings
Balance, beginning of period	9,360	7,891
Net income (loss)	2,012	1,830
Dividends on common shares	(792)	(735)
Dividends on preferred shares	(70)	(73)
Common shares purchased for cancellation (Note 9)	(62)	–
Transactions with non-controlling interests	–	(47)
Transfer from accumulated other comprehensive income (loss)	(13)	–
Balance, end of period	10,435	8,866
Accumulated other comprehensive income (loss), net of taxes (Note 13)
Balance, beginning of period	1,653	2,459
Total other comprehensive income (loss) for the period	(729)	(638)
Transfer to retained earnings	13	–
Balance, end of period	937	1,821
Total shareholders’ equity, end of period	$22,298	$21,604
Participating policyholders:
Balance, beginning of period	$412	$168
Net income (loss)	229	169
Total other comprehensive income (loss) for the period (Note 13)	(8)	(3)
Total participating policyholders’ equity, end of period	$633	$334
Total non-controlling interests, end of period (Note 13)	$–	$17
Total equity	$22,931	$21,955

The attached notes form part of these Interim Consolidated Financial Statements.

40	Sun Life Financial Inc.	Third Quarter 2017	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Cash flows provided by (used in) operating activities(1)
Income (loss) before income taxes	$1,059	$1,123	$2,609	$2,416
Adjustments:
Interest expense related to financing activities	60	62	185	201
Increase (decrease) in insurance and investment contract liabilities	(718)	2,305	2,229	9,788
Decrease (increase) in reinsurance assets	498	(224)	798	(317)
Realized and unrealized (gains) losses and foreign currency changes on invested assets	933	(1,235)	(1,147)	(7,317)
Sales, maturities and repayments of invested assets	13,501	9,338	39,556	34,856
Purchases of invested assets	(14,501)	(11,042)	(42,382)	(37,401)
Income taxes received (paid)	(88)	(49)	(316)	(239)
Mortgage securitization (Note 4)	21	44	214	375
Other operating activities	(135)	318	(412)	(71)
Net cash provided by (used in) operating activities	630	640	1,334	2,291
Cash flows provided by (used in) investing activities
Net (purchase) sale of property and equipment	(40)	(32)	(134)	(79)
Investment in and transactions with joint ventures and associates	(5)	(35)	(100)	(368)
Dividends received from joint ventures and associates	–	–	17	14
Acquisitions, net of cash and cash equivalents acquired	–	(67)	–	(1,304)
Other investing activities	(21)	(17)	19	(55)
Net cash provided by (used in) investing activities	(66)	(151)	(198)	(1,792)
Cash flows provided by (used in) financing activities
Increase in (repayment of) borrowed funds	(14)	(65)	(41)	(198)
Issuance of subordinated debt, net of issuance costs	–	995	–	1,343
Redemption of senior debentures and subordinated debt (Note 9)	–	–	(800)	(950)
Issuance of common shares on exercise of stock options	3	2	6	14
Common shares purchased for cancellation (Note 9)	(88)	–	(88)	–
Dividends paid on common and preferred shares	(288)	(269)	(858)	(797)
Interest expense paid	(66)	(69)	(218)	(207)
Net cash provided by (used in) financing activities	(453)	594	(1,999)	(795)
Changes due to fluctuations in exchange rates	(104)	41	(215)	(301)
Increase (decrease) in cash and cash equivalents	7	1,124	(1,078)	(597)
Net cash and cash equivalents, beginning of period	5,424	4,791	6,509	6,512
Net cash and cash equivalents, end of period	5,431	5,915	5,431	5,915
Short-term securities, end of period	2,462	1,948	2,462	1,948
Net cash, cash equivalents and short-term securities, end of period (Note 4)	$7,893	$7,863	$7,893	$7,863

(1)	Balances in 2016 have been changed to conform with current period presentation.

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2017	41

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)

1. Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we”, or “the Company”.

Our Interim Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued and adopted by the International Accounting Standards Board (“IASB”). We have used accounting policies which are consistent with our accounting policies in our 2016 Annual Consolidated Financial Statements, except as disclosed in Note 2 below. Our Interim Consolidated Financial Statements should be read in conjunction with our 2016 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

2. Changes in Accounting Policies

Amended International Financial Reporting Standards Adopted in 2017

The following amendments are effective for annual periods beginning on or after January 1, 2017, and did not have a material impact on our Interim Consolidated Financial Statements.

In January 2016, the IASB issued narrow-scope amendments to IAS 12 Income Taxes (“IAS 12”). The amendments clarify how to account for deferred tax assets related to unrealized losses on debt instruments measured at fair value. These amendments were applied retrospectively.

In January 2016, the IASB issued Disclosure Initiative (Amendments to IAS 7), which amends IAS 7 Statement of Cash Flows. The amendments require entities to provide disclosure that enables users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. These amendments were applied prospectively.

In December 2016, the IASB issued Annual Improvements to IFRSs 2014-2016 Cycle, which includes a minor amendment to IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”). The amendment provides clarification guidance to the scope of IFRS 12 and was applied retrospectively.

New and Amended International Financial Reporting Standards Issued in 2017

In May 2017, the IASB issued IFRS 17 Insurance Contracts (“IFRS 17”), which replaces IFRS 4 Insurance Contracts (“IFRS 4”). IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 requires entities to measure insurance contract liabilities at their current fulfillment values using one of three measurement models, depending on the nature of the contract. IFRS 17 is effective for annual periods beginning on or after January 1, 2021 and is to be applied retrospectively to each group of insurance contracts unless impracticable. If, and only if, it is impracticable to apply IFRS 17 retrospectively for a group of insurance contracts, an entity shall apply IFRS 17 using a modified retrospective approach or a fair value approach. IFRS 17 will affect how we account for our insurance contracts and how we report our financial performance in our Consolidated Statements of Operations. We are currently assessing the impact that IFRS 17 will have on our Consolidated Financial Statements.

In June 2017, the IASB issued IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”), which was developed by the IFRS Interpretations Committee. IFRIC 23 clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments, and requires an entity to determine whether tax treatments should be considered collectively or independently. In addition, IFRIC 23 addresses the assumptions an entity should make about the examination of tax treatments by taxation authorities, as well as how an entity should consider changes in facts and circumstances. IFRIC 23 also provides guidance on how to determine taxable profit (tax loss), tax bases, unused tax losses, unused tax credits, and tax rates, based on whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively, or on a cumulative retrospective basis. We are currently assessing the impact that IFRIC 23 will have on our Consolidated Financial Statements.

42	Sun Life Financial Inc.	Third Quarter 2017	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In October 2017, the IASB issued narrow-scope amendments to IFRS 9 Financial Instruments (“IFRS 9”). The amendments clarify the classification of certain prepayable financial assets and the accounting of financial liabilities following modification. The amendments are effective for annual periods beginning on or after January 1, 2019. However, pursuant to the amendments to IFRS 4 issued in September 2016 and described in Note 2 of our 2016 Annual Consolidated Financial Statements, we qualify and will elect the temporary exemption from applying IFRS 9 until 2021. We are currently assessing the impact that IFRS 9, along with these amendments, will have on our Consolidated Financial Statements.

In October 2017, the IASB issued narrow-scope amendments to IAS 28 Investments in Associates and Joint Ventures. The amendments clarify that long-term interests in an associate or joint venture to which the equity method is not applied should be accounted for following the requirements of IFRS 9. The amendments are effective for annual periods beginning on or after January 1, 2019, and are to be applied retrospectively with certain exceptions. As we will not apply IFRS 9 until 2021, we will be required to apply IAS 39 Financial Instruments: Recognition and Measurement, to the long-term interests in associates or joint ventures covered by these amendments. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

Assessment of Impact on IFRS 15 Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”), which replaces IAS 11 Construction Contracts, IAS 18 Revenue and various interpretations, establishes principles about the nature, amount, timing, and uncertainty of revenue arising from contracts with customers. IFRS 15 requires entities to recognize revenue to reflect the transfer of goods or services to customers measured at the amounts an entity expects to be entitled to in exchange for those goods or services. IFRS 15 also provides guidance related to the costs to obtain and to fulfill a contract. IFRS 15 is effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively, or on a cumulative retrospective basis. Insurance contracts and revenues arising from those contracts, primarily premium revenue, are not within the scope of this standard. Revenues from service contracts and service components of investment contracts that are reported in Fee income and primarily arises from our asset management businesses, are within the scope of IFRS 15. We have completed our identification of the contracts within the scope of this standard and are currently performing a detailed assessment of the revenues and costs related to these contracts to determine the potential impact that the adoption of IFRS 15 may have on our Consolidated Financial Statements. Based on our assessments completed to date, we do not expect the adoption of this standard to have a material impact on our financial results. We also continue to monitor interpretations and developments related to the standard, principally for the asset management industry.

3. Segmented Information

We have five reportable segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), Sun Life Financial Asset Management (“SLF Asset Management”), Sun Life Financial Asia (“SLF Asia”), and Corporate. These reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our United Kingdom (“SLF U.K.”) business unit and our Corporate Support operations, which include run-off reinsurance operations as well as investment income, expenses, capital, and other items not allocated to our other business groups.

Revenues from our reportable segments are derived principally from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments, and methodologies for allocating overhead costs, and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by SLF U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by SLF Canada and Corporate to SLF Asset Management, and product distribution fees paid by SLF Asset Management to SLF U.S. Intersegment transactions are presented in the Consolidation adjustments column in the following tables.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2017	43

Results by segment for the three months ended September 30 are as follows:

	SLF Canada	SLF U.S.	SLF Asset Management	SLF Asia	Corporate	Consolidation adjustments	Total
2017
Gross premiums:
Annuities	$567	$–	$–	$–	$7	$–	$574
Life insurance	1,067	645	–	310	24	–	2,046
Health insurance	1,251	862	–	4	4	–	2,121
Total gross premiums	2,885	1,507	–	314	35	–	4,741
Less: ceded premiums	974	(4)	–	48	7	–	1,025
Net investment income (loss)	(375)	494	11	227	52	(14)	395
Fee income	271	80	987	93	30	(17)	1,444
Total revenue	1,807	2,085	998	586	110	(31)	5,555
Less:
Total benefits and expenses	1,388	1,869	715	474	81	(31)	4,496
Income tax expense (benefit)	80	20	98	10	1	–	209
Total net income (loss)	$339	$196	$185	$102	$28	$–	$850
2016
Gross premiums:
Annuities	$655	$7	$–	$–	$5	$–	$667
Life insurance	996	737	–	490	26	–	2,249
Health insurance	1,105	907	–	4	5	–	2,021
Total gross premiums	2,756	1,651	–	494	36	–	4,937
Less: ceded premiums	911	98	–	34	6	–	1,049
Net investment income (loss)	1,394	475	6	211	533	(25)	2,594
Fee income	253	55	997	93	32	(20)	1,410
Total revenue	3,492	2,083	1,003	764	595	(45)	7,892
Less:
Total benefits and expenses	3,066	1,830	725	655	538	(45)	6,769
Income tax expense (benefit)	93	(1)	97	12	5	–	206
Total net income (loss)	$333	$254	$181	$97	$52	$–	$917

44	Sun Life Financial Inc.	Third Quarter 2017	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Results by segment for the nine months ended September 30 are as follows:

	SLF Canada	SLF U.S.	SLF Asset Management	SLF Asia	Corporate	Consolidation adjustments	Total
2017
Gross premiums:
Annuities	$1,806	$–	$–	$–	$20	$–	$1,826
Life insurance	3,254	1,990	–	1,011	69	–	6,324
Health insurance	3,658	2,695	–	16	11	–	6,380
Total gross premiums	8,718	4,685	–	1,027	100	–	14,530
Less: ceded premiums	2,876	284	–	148	19	–	3,327
Net investment income (loss)	2,073	1,909	35	929	279	(64)	5,161
Fee income	817	186	2,993	292	88	(54)	4,322
Total revenue	8,732	6,496	3,028	2,100	448	(118)	20,686
Less:
Total benefits and expenses	7,531	6,263	2,205	1,796	400	(118)	18,077
Income tax expense (benefit)	203	(103)	284	42	(58)	–	368
Total net income (loss)	$998	$336	$539	$262	$106	$–	$2,241
2016
Gross premiums:
Annuities	$1,536	$11	$–	$4	$21	$–	$1,572
Life insurance	2,956	1,995	–	1,381	74	–	6,406
Health insurance	3,253	2,577	–	13	14	–	5,857
Total gross premiums	7,745	4,583	–	1,398	109	–	13,835
Less: ceded premiums	2,730	401	–	55	20	–	3,206
Net investment income (loss)	5,243	3,312	9	1,231	1,722	(77)	11,440
Fee income	741	172	2,929	254	100	(58)	4,138
Total revenue	10,999	7,666	2,938	2,828	1,911	(135)	26,207
Less:
Total benefits and expenses	10,235	7,226	2,097	2,525	1,843	(135)	23,791
Income tax expense (benefit)	73	33	310	42	(40)	–	418
Total net income (loss)	$691	$407	$531	$261	$108	$–	$1,998

4. Total Invested Assets and Related Net Investment Income

4.A Asset Classification

The carrying values of our Debt securities, Equity securities, and Other invested assets presented in our Interim Consolidated Statements of Financial Position consist of the following:

As at	Fair value through profit or loss	Available- for-sale	Other	(1)	Total
September 30, 2017
Debt securities	$57,974	$12,588	$–		$70,562
Equity securities	$5,053	$938	$–		$5,991
Other invested assets	$2,148	$548	$1,324		$4,020

December 31, 2016
Debt securities	$59,466	$12,421	$–		$71,887
Equity securities	$5,016	$758	$–		$5,774
Other invested assets	$2,041	$623	$1,267		$3,931

(1)	Other consists primarily of investments accounted for using the equity method of accounting.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2017	45

4.B Fair Value and Foreign Currency Changes on Assets and Liabilities

Fair value and foreign currency changes on assets and liabilities recorded to net income consist of the following:

	For the three months ended		For the nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Fair value change:
Cash, cash equivalents and short-term securities	$(1)	$1	$–	$(18)
Debt securities	(1,160)	929	381	4,833
Equity securities	134	201	256	410
Derivative investments	231	(104)	642	2,305
Other invested assets	(25)	60	17	23
Total change in fair value through profit or loss assets and liabilities	(821)	1,087	1,296	7,553
Fair value changes on investment properties	82	5	162	99
Foreign exchange gains (losses)(1)	(235)	90	(465)	(517)
Fair value and foreign currency changes on assets and liabilities	$(974)	$1,182	$993	$7,135

(1)

Primarily arises from the translation of foreign currency denominated available-for-sale assets and mortgages and loans. Any offsetting amounts arising from foreign currency derivatives are included in the fair value change on derivative investments.

4.C Impairment of Available-For-Sale Assets

We recognized impairment losses on available-for-sale assets of $3 and $4 for the three and nine months ended September 30, 2017, respectively ($3 and $5 for the three and nine months ended September 30, 2016).

4.D Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Cash Flows consist of the following:

As at	September 30, 2017	December 31, 2016	September 30, 2016
Cash	$1,440	$1,841	$1,732
Cash equivalents	4,161	4,857	4,312
Short-term securities	2,462	1,944	1,948
Cash, cash equivalents and short-term securities	8,063	8,642	7,992
Less: Bank overdraft, recorded in Other liabilities	170	189	129
Net cash, cash equivalents and short-term securities	$7,893	$8,453	$7,863

4.E Mortgage Securitization

We securitize certain insured fixed rate commercial mortgages as described in Note 5 of our 2016 Annual Consolidated Financial Statements.

The carrying value and fair value of the securitized mortgages as at September 30, 2017 are $1,294 and $1,275, respectively ($1,105 and $1,102 as at December 31, 2016). The carrying value and fair value of the associated liabilities as at September 30, 2017 are $1,355 and $1,342, respectively ($1,141 and $1,153 as at December 31, 2016). The carrying value of asset-backed securities in the principal reinvestment account (“PRA”) as at September 30, 2017 and December 31, 2016 are $65 and $40, respectively. There are no cash and cash equivalents in the PRA as at September 30, 2017 and December 31, 2016.

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities described in Note 5 of our 2016 Annual Consolidated Financial Statements. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at September 30, 2017 and December 31, 2016.

4.F Fair Value Measurement

The fair value methodologies and assumptions for assets and liabilities carried at fair value as well as disclosures on unobservable inputs, sensitivities, and valuation processes for Level 3 assets can be found in Note 5 of our 2016 Annual Consolidated Financial Statements.

46	Sun Life Financial Inc.	Third Quarter 2017	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at	September 30, 2017				December 31, 2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$7,041	$1,022	$–	$8,063	$7,742	$900	$–	$8,642
Debt securities – fair value through profit or loss	934	56,525	515	57,974	1,136	57,888	442	59,466
Debt securities – available-for-sale	851	11,619	118	12,588	610	11,620	191	12,421
Equity securities – fair value through profit or loss	3,404	1,481	168	5,053	2,863	2,009	144	5,016
Equity securities – available-for-sale	757	175	6	938	584	167	7	758
Derivative assets	19	1,491	–	1,510	34	1,574	–	1,608
Other invested assets	945	136	1,615	2,696	925	195	1,544	2,664
Investment properties	–	–	7,034	7,034	–	–	6,592	6,592
Total invested assets	$13,951	$72,449	$9,456	$95,856	$13,894	$74,353	$8,920	$97,167
Investments for account of segregated fund holders	$26,562	$74,631	$1,044	$102,237	$26,435	$69,867	$865	$97,167
Total assets measured at fair value	$40,513	$147,080	$10,500	$198,093	$40,329	$144,220	$9,785	$194,334
Liabilities
Investment contract liabilities	$–	$–	$3	$3	$–	$–	$3	$3
Derivative liabilities	10	1,813	–	1,823	7	2,505	–	2,512
Total liabilities measured at fair value	$10	$1,813	$3	$1,826	$7	$2,505	$3	$2,515

Debt securities – fair value through profit or loss consist of the following:

As at	September 30, 2017				December 31, 2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$2,781	$15	$2,796	$–	$3,101	$16	$3,117
Canadian provincial and municipal government	–	11,442	85	11,527	–	11,414	38	11,452
U.S. government and agency	934	119	3	1,056	1,136	56	6	1,198
Other foreign government	–	5,203	44	5,247	–	5,568	10	5,578
Corporate	–	33,362	294	33,656	–	34,166	287	34,453
Asset-backed securities:
Commercial mortgage-backed securities	–	1,501	23	1,524	–	1,697	49	1,746
Residential mortgage-backed securities	–	1,565	1	1,566	–	1,482	–	1,482
Collateralized debt obligations	–	39	5	44	–	47	29	76
Other	–	513	45	558	–	357	7	364
Total debt securities – fair value through profit or loss	$934	$56,525	$515	$57,974	$1,136	$57,888	$442	$59,466

Debt securities – available-for-sale consist of the following:

As at	September 30, 2017				December 31, 2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,842	$–	$1,842	$–	$1,654	$–	$1,654
Canadian provincial and municipal government	–	1,161	–	1,161	–	1,148	–	1,148
U.S. government and agency	851	–	–	851	610	82	–	692
Other foreign government	–	690	–	690	–	766	–	766
Corporate	–	5,736	45	5,781	–	5,796	87	5,883
Asset-backed securities:
Commercial mortgage-backed securities	–	803	–	803	–	888	–	888
Residential mortgage-backed securities	–	511	–	511	–	501	–	501
Collateralized debt obligations	–	326	57	383	–	239	67	306
Other	–	550	16	566	–	546	37	583
Total debt securities – available-for-sale	$851	$11,619	$118	$12,588	$610	$11,620	$191	$12,421

There were no significant transfers between Level 1 and Level 2 for the three and nine months ended September 30, 2017 and September 30, 2016.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2017	47

The following tables provide reconciliations of the beginning and ending balances for assets that are categorized in Level 3:

For the three months ended	Debt securities – fair value through profit or loss	Debt securities – available- for-sale	Equity securities – fair value through profit or loss	Equity securities – available- for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
September 30, 2017
Beginning balance	$514	$112	$149	$7	$1,581	$6,982	$9,345	$1,011	$10,356
Included in net income(1)(3)(5)	(8)	–	(4)	–	(44)	63	7	5	12
Included in OCI(3)	–	1	–	–	4	–	5	–	5
Purchases	23	57	26	–	151	92	349	38	387
Sales	(19)	–	–	–	(67)	(37)	(123)	(3)	(126)
Settlements	(31)	(3)	–	–	–	–	(34)	–	(34)
Transfers into Level 3(2)	124	–	–	–	–	–	124	–	124
Transfers (out) of Level 3(2)	(80)	(47)	–	–	–	–	(127)	–	(127)
Foreign currency translation(4)	(8)	(2)	(3)	(1)	(10)	(66)	(90)	(7)	(97)
Ending balance	$515	$118	$168	$6	$1,615	$7,034	$9,456	$1,044	$10,500
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$(5)	$–	$(4)	$–	$(42)	$67	$16	$2	$18
September 30, 2016
Beginning balance	$597	$130	$131	$7	$1,238	$6,511	$8,614	$793	$9,407
Included in net income(1)(3)(5)	1	–	(2)	–	28	(6)	21	4	25
Included in OCI(3)	–	1	–	–	(2)	–	(1)	–	(1)
Purchases	56	19	48	–	253	90	466	19	485
Sales	–	–	–	–	(33)	(131)	(164)	(11)	(175)
Settlements	(9)	(3)	(9)	–	–	–	(21)	–	(21)
Transfers into Level 3(2)	–	–	–	–	–	–	–	–	–
Transfers (out) of Level 3(2)	(53)	–	–	–	–	–	(53)	–	(53)
Foreign currency translation(4)	4	1	1	–	2	28	36	(3)	33
Ending balance	$596	$148	$169	$7	$1,486	$6,492	$8,898	$802	$9,700
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$11	$(1)	$–	$–	$27	$(72)	$(35)	$3	$(32)

48	Sun Life Financial Inc.	Third Quarter 2017	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended	Debt securities – fair value through profit or loss	Debt securities – available- for-sale	Equity securities – fair value through profit or loss	Equity securities – available- for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
September 30, 2017
Beginning balance	$442	$191	$144	$7	$1,544	$6,592	$8,920	$865	$9,785
Included in net income(1)(3)(5)	(9)	(1)	8	–	(59)	126	65	37	102
Included in OCI(3)	–	–	–	–	16	–	16	–	16
Purchases	178	133	35	–	339	283	968	185	1,153
Sales	(40)	(1)	(7)	–	(255)	(97)	(400)	(38)	(438)
Settlements	(65)	(5)	(7)	–	–	–	(77)	(1)	(78)
Transfers into Level 3(2)(6)	204	–	–	–	49	259	512	–	512
Transfers (out) of Level 3(2)	(176)	(195)	–	–	–	–	(371)	(1)	(372)
Foreign currency translation(4)	(19)	(4)	(5)	(1)	(19)	(129)	(177)	(3)	(180)
Ending balance	$515	$118	$168	$6	$1,615	$7,034	$9,456	$1,044	$10,500
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$(3)	$–	$9	$–	$(57)	$143	$92	$25	$117
September 30, 2016
Beginning balance	$527	$105	$170	$–	$1,106	$6,540	$8,448	$765	$9,213
Included in net income(1)(3)(5)	6	2	(8)	–	(37)	66	29	13	42
Included in OCI(3)	–	1	–	–	(7)	–	(6)	–	(6)
Purchases	209	79	73	7	530	279	1,177	155	1,332
Sales	(6)	(3)	–	–	(105)	(277)	(391)	(38)	(429)
Settlements	(20)	(4)	(26)	–	–	–	(50)	–	(50)
Transfers into Level 3(2)	62	–	–	–	–	–	62	–	62
Transfers (out) of Level 3(2)	(154)	(27)	(37)	–	–	–	(218)	(9)	(227)
Foreign currency translation(4)	(28)	(5)	(3)	–	(1)	(116)	(153)	(84)	(237)
Ending balance	$596	$148	$169	$7	$1,486	$6,492	$8,898	$802	$9,700
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$11	$–	$(7)	$–	$(37)	$37	$4	$9	$13

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the pricing inputs used lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and other comprehensive income (“OCI”) are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets of foreign subsidiaries from their functional currencies to Canadian dollars.
(5)

Investment properties included in net income is comprised of fair value changes on investment properties of $82 and $162 for the three and nine months ended September 30, 2017, respectively ($5 and $99 for the three and nine months ended September 30, 2016) net of amortization of leasing commissions and tenant inducements of $19 and $36 for the three and nine months ended September 30, 2017, respectively ($11 and $33 for the three and nine months ended September 30, 2016).

(6)

Transfers into Level 3 in Investment properties includes the reclassification of our former head office location previously classified as owner-occupied with a market value of $259 from Other assets to Investment properties. The reclassification recognized a revaluation surplus of $172, which was recorded as an increase of $139 of accumulated other comprehensive income, net of taxes of $33.

5. Financial Instrument and Insurance Risk Management

Our risk management policies and procedures for managing risks related to financial instruments and insurance contracts can be found in Notes 6 and 7, respectively, of our 2016 Annual Consolidated Financial Statements.

Our financial instrument market risk sensitivities are included in our Management’s Discussion and Analysis (“MD&A”) for the three and nine months ended September 30, 2017. The shaded text and tables in the Risk Management section of the MD&A represent our disclosures on market risk sensitivities in accordance with IFRS 7 Financial Instruments: Disclosures and include discussions on how we measure our risk and our objectives, policies, and methodologies for managing this risk. Therefore, the shaded text and tables in the MD&A represent an integral part of these Interim Consolidated Financial Statements.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2017	49

6. Insurance Contract Liabilities and Investment Contract Liabilities

6.A Insurance Contract Liabilities

6.A.i Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets are as follows:

	For the three months ended September 30, 2017			For the three months ended September 30, 2016
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$109,906	$4,124	$105,782	$109,236	$4,615	$104,621
Change in balances on in-force policies	(1,107)	(475)	(632)	1,580	362	1,218
Balances arising from new policies	546	48	498	885	18	867
Method and assumption changes	(166)	(71)	(95)	(171)	(156)	(15)
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	(727)	(498)	(229)	2,294	224	2,070
Acquisitions	–	–	–	34	1	33
Foreign exchange rate movements	(1,717)	(126)	(1,591)	555	61	494
Balances before Other policy liabilities and assets	107,462	3,500	103,962	112,119	4,901	107,218
Other policy liabilities and assets	6,535	624	5,911	6,631	536	6,095
Total Insurance contract liabilities and Reinsurance assets, end of period	$113,997	$4,124	$109,873	$118,750	$5,437	$113,313

	For the nine months ended September 30, 2017			For the nine months ended September 30, 2016
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$108,411	$4,541	$103,870	$103,730	$4,812	$98,918
Change in balances on in-force policies	789	(728)	1,517	7,401	399	7,002
Balances arising from new policies	2,188	109	2,079	2,518	79	2,439
Method and assumption changes	(788)	(179)	(609)	(157)	(161)	4
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	2,189	(798)	2,987	9,762	317	9,445
Acquisitions	–	–	–	2,230	1	2,229
Foreign exchange rate movements	(3,138)	(243)	(2,895)	(3,603)	(229)	(3,374)
Balances before Other policy liabilities and assets	107,462	3,500	103,962	112,119	4,901	107,218
Other policy liabilities and assets	6,535	624	5,911	6,631	536	6,095
Total Insurance contract liabilities and Reinsurance assets, end of period	$113,997	$4,124	$109,873	$118,750	$5,437	$113,313

50	Sun Life Financial Inc.	Third Quarter 2017	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6.A.ii Impact of Method and Assumption Changes

Impacts of method and assumption changes on Insurance contract liabilities net of Reinsurance assets are as follows:

	For the three months ended September 30, 2017	For the nine months ended September 30, 2017	Description
Mortality / Morbidity	$(275)	$(275)	Updates to reflect mortality/morbidity experience in all jurisdictions. The largest items were favourable mortality in SLF U.S. In-force Management and International insurance and favourable mortality improvement in SLF U.K.
Lapse and other policyholder behaviour	134	134	Updates to reflect lapse and other policyholder behaviour experience in all jurisdictions. The largest items were lower lapse rates on lapse supported business in SLF U.S. and updated lapse assumptions in SLF Canada’s individual insurance business.
Expense	84	75	Updates to reflect expense experience in all jurisdictions. The largest items were a refinement to the allocation of expenses in SLF Canada and increased expenses in the closed block of business in SLF U.S. International wealth.
Investment returns	(66)	(66)	Updates to various investment related assumptions across the Company. This included a reduction of the provision for investment risk in SLF Canada and other updated investment related assumptions, offset partially by updates to promulgated ultimate reinvestment rates.
Model enhancements and other	28	(477)	Various enhancements and methodology changes across all jurisdictions. The nine months ended September 30, 2017, includes the Q2 2017 favourable impact on actuarial liabilities from the resolution of tax uncertainties in a U.S. subsidiary, partially offset by increases in general provisions for the risk related to changes in reinsurance market conditions, and the Q1 2017 update to the SLF Canada participating individual life business to reflect mortality experience.
Total impact	$(95)	$(609)

	For the three months ended September 30, 2016	For the nine months ended September 30, 2016	Description
Mortality / Morbidity	$(6)	$(4)	Updates to reflect mortality/morbidity experience.
Lapse and other policyholder behaviour	89	95	Updates to reflect lapse and other policyholder behaviour experience, largely in SLF U.S. businesses that are closed to new sales.
Expense	18	14	Updates to reflect expense studies.
Investment returns	(325)	(325)	Updates to various investment related assumptions across the Company, which had the most significant impact in SLF U.S. and SLF Canada. The largest items were a reduction of the provision for investment risk in SLF Canada participating account, favourable changes to projected credit and swap spreads partially offset by changes to returns on non-fixed income assets.
Model enhancements and other	209	224	Various enhancements and methodology changes across all jurisdictions, including changes to provisions for reinsurance in SLF U.S.
Total impact	$(15)	$4

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2017	51

6.B Investment Contract Liabilities

Changes in investment contract liabilities without discretionary participation features (“DPF”) are as follows:

	For the three months ended September 30, 2017		For the three months ended September 30, 2016
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$3	$2,440	$3	$2,263
Deposits	–	85	–	53
Interest	–	13	–	11
Withdrawals	–	(78)	–	(67)
Fees	–	(1)	–	(1)
Other	–	5	–	4
Changes in assumptions	–	3	–	–
Foreign exchange rate movements	–	(1)	–	1
Balances, end of period	$3	$2,466	$3	$2,264

	For the nine months ended September 30, 2017		For the nine months ended September 30, 2016
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$3	$2,305	$4	$2,208
Deposits	–	360	–	246
Interest	–	36	–	34
Withdrawals	–	(248)	–	(233)
Fees	–	(4)	–	(3)
Other	–	14	–	13
Changes in assumptions	–	3	–	–
Foreign exchange rate movements	–	–	(1)	(1)
Balances, end of period	$3	$2,466	$3	$2,264

Changes in investment contract liabilities with DPF are as follows:

	For the three months ended		For the nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Balances, beginning of period	$593	$638	$605	$701
Change in liabilities on in-force policies	(7)	–	–	(8)
Liabilities arising from new policies	–	–	1	–
Increase (decrease) in liabilities	(7)	–	1	(8)
Foreign exchange rate movements	(20)	8	(40)	(47)
Balances, end of period	$566	$646	$566	$646

6.C Gross Claims and Benefits Paid

Gross claims and benefits paid consist of the following:

	For the three months ended		For the nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Maturities and surrenders	$576	$549	$1,756	$1,892
Annuity payments	463	465	1,378	1,401
Death and disability benefits	823	982	2,895	2,848
Health benefits	1,512	1,438	4,590	4,244
Policyholder dividends and interest on claims and deposits	233	220	844	822
Total gross claims and benefits paid	$3,607	$3,654	$11,463	$11,207

52	Sun Life Financial Inc.	Third Quarter 2017	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries consist of the following:

	For the three months ended		For the nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Recovered claims and benefits	$854	$881	$2,781	$2,688
Commissions	20	145	60	172
Reserve adjustments	96	88	182	133
Operating expenses and other	91	82	268	247
Reinsurance (expenses) recoveries	$1,061	$1,196	$3,291	$3,240

8. Income Taxes

Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

	For the three months ended				For the nine months ended
	September 30, 2017		September 30, 2016		September 30, 2017		September 30, 2016
		%		%		%		%
Total net income (loss)	$850		$917		$2,241		$1,998
Add: Income tax expense (benefit)	209		206		368		418
Total net income (loss) before income taxes	$1,059		$1,123		$2,609		$2,416
Taxes at the combined Canadian federal and provincial statutory income tax rate	$283	26.8	$300	26.8	$698	26.8	$646	26.8
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(51)	(4.8)	(67)	(6.0)	(198)	(7.6)	(58)	(2.4)
Tax (benefit) cost of unrecognized tax losses and tax credits	–	–	(1)	(0.1)	–	–	–	–
Tax exempt investment income	(58)	(5.5)	(23)	(2.1)	(145)	(5.6)	(129)	(5.4)
Tax rate and other legislative changes	–	–	2	0.2	–	–	2	0.1
Adjustments in respect of prior periods, including resolution of tax disputes	34	3.1	(2)	(0.2)	(2)	(0.1)	(21)	(0.9)
Other	1	0.1	(3)	(0.3)	15	0.6	(22)	(0.9)
Total tax expense (benefit) and effective income tax rate	$209	19.7	$206	18.3	$368	14.1	$418	17.3

Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 35%, which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. Generally, higher earnings in jurisdictions with higher statutory tax rates, such as the U.S., result in an increase of our tax expense, while earnings arising in tax jurisdictions with statutory rates lower than 26.75% (rounded to 26.8% in the table above) reduce our tax expense. These differences are reported in Higher (lower) effective rates on income subject to taxation in foreign jurisdictions. The benefit for the three months ended September 30, 2017 is primarily due to income in jurisdictions with low statutory income tax rates, while the benefit for the nine months ended September 30, 2017 is primarily due to income in jurisdictions with low statutory income tax rates, as well as losses in jurisdictions with high statutory income tax rates.

Tax exempt investment income includes tax rate differences related to various types of investment income that are taxed at rates lower than our statutory income tax rate, such as dividend income, capital gains arising in Canada, and various others. Fluctuations in foreign exchange rates, changes in market values of real estate properties and other investments have an impact on the amount of these tax rate differences.

Adjustments in respect of prior periods, including the resolution of tax disputes for the three months ended September 30, 2017 primarily reflect the resolution of tax audits in the U.S. For the nine months ended September 30, 2017, and for the three and nine months ended September 30, 2016, the adjustments relate mainly to the finalization of tax filings and the resolution of tax audits in Canada and the U.S.

Other for the three and nine months ended September 30, 2017 and September 30, 2016 primarily reflects withholding taxes on distributions from our foreign subsidiaries, and the benefit relating to investments in joint ventures in Asia, which are accounted for using the equity method.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2017	53

9. Capital Management

9.A Capital

Our capital base is structured to exceed minimum regulatory and internal capital targets, and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital, and how it is managed, are included in Note 21 of our 2016 Annual Consolidated Financial Statements.

SLF Inc.’s Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio as at September 30, 2017 exceeded the minimum regulatory target. Our principal operating insurance subsidiary in Canada, Sun Life Assurance, is also subject to the MCCSR capital rules. Sun Life Assurance’s MCCSR ratio as at September 30, 2017 exceeded the minimum regulatory target; as well, it also exceeded the supervisory target applicable to operating insurance companies. In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at

September 30, 2017. In addition, other subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at September 30, 2017.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity, and certain other capital securities that qualify as regulatory capital.

9.B Significant Capital Transactions

9.B.i Common Shares

Changes in common shares issued and outstanding were as follows:

	For the nine months ended September 30, 2017		For the nine months ended September 30, 2016
Common shares (in millions of shares)	Number of shares	Amount	Number of shares	Amount
Balance, beginning of period	613.6	$8,614	612.3	$8,567
Stock options exercised	0.1	7	0.6	17
Common shares purchased for cancellation(1)	(1.8)	(26)	–	–
Balance, end of period	611.9	$8,595	612.9	$8,584

(1)

On August 14, 2017, SLF Inc. launched a normal course issuer bid to purchase and cancel up to 11.5 million common shares between August 14, 2017 and August 13, 2018, through the facilities of the Toronto Stock Exchange, other Canadian stock exchanges, and/or alternative Canadian trading platforms, at prevailing market rates. Purchases may also be made by way of private agreements or share repurchase programs under issuer bid exemption orders issued by securities regulatory authorities. Any purchases made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price. The common shares purchased and cancelled under this program during the third quarter of 2017 were purchased at an average price per share of $47.95 for a total price of $88. The total amount paid to purchase the shares is allocated to Common shares and Retained earnings in our Interim Consolidated Statements of Changes in Equity. The amount allocated to Common shares is based on the average cost per common share and amounts paid above the average cost are allocated to Retained earnings.

9.B.ii Subordinated Debt

On March 2, 2017, SLF Inc. redeemed all of the outstanding $800 principal amount of Series 2012-1 Subordinated Unsecured 4.38% Fixed/Floating Debentures at a redemption price equal to the principal amount together with accrued and unpaid interest.

54	Sun Life Financial Inc.	Third Quarter 2017	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. Segregated Funds

10.A Investments for Account of Segregated Fund Holders

The carrying value of investments held for segregated fund holders are as follows:

As at	September 30, 2017	December 31, 2016
Segregated and mutual fund units	$88,183	$83,625
Equity securities	10,139	9,739
Debt securities	3,398	3,247
Cash, cash equivalents and short-term securities	459	460
Investment properties	378	373
Mortgages	21	28
Other assets	128	120
Total assets	$102,706	$97,592
Less: Liabilities arising from investing activities	$469	$425
Total investments for account of segregated fund holders	$102,237	$97,167

10.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance contracts		Investment contracts
For the three months ended	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Balances, beginning of period	$94,967	$84,759	$7,099	$6,704
Additions to segregated funds:
Deposits	2,214	2,271	21	23
Net transfer (to) from general funds	(41)	(41)	–	–
Net realized and unrealized gains (losses)	381	3,380	66	457
Other investment income	598	489	45	26
Total additions	$3,152	$6,099	$132	$506
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	2,240	2,330	160	147
Management fees	239	206	13	17
Taxes and other expenses	61	76	1	6
Foreign exchange rate movements	297	36	102	42
Total deductions	$2,837	$2,648	$276	$212
Net additions (deductions)	$315	$3,451	$(144)	$294
Acquisition	–	178	–	–
Balances, end of period	$95,282	$88,388	$6,955	$6,998

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2017	55

	Insurance contracts		Investment contracts
For the nine months ended	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Balances, beginning of period	$90,388	$83,670	$6,779	$7,770
Additions to segregated funds:
Deposits	8,112	7,786	66	73
Net transfers (to) from general funds	(56)	(174)	–	–
Net realized and unrealized gains (losses)	3,616	4,439	527	705
Other investment income	1,541	1,193	134	127
Total additions	$13,213	$13,244	$727	$905
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	6,977	6,605	474	436
Management fees	717	595	39	53
Taxes and other expenses	193	193	8	13
Foreign exchange rate movements	432	1,311	30	1,175
Total deductions	$8,319	$8,704	$551	$1,677
Net additions (deductions)	$4,894	$4,540	$176	$(772)
Acquisition	–	178	–	–
Balances, end of period	$95,282	$88,388	$6,955	$6,998

11. Commitments, Guarantees and Contingencies

Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures

SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated):

Results for the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
September 30, 2017
Revenue	$107	$4,041	$1,674	$(267)	$5,555
Shareholders’ net income (loss)	$841	$643	$135	$(778)	$841

September 30, 2016
Revenue	$124	$6,486	$1,561	$(279)	$7,892
Shareholders’ net income (loss)	$762	$518	$190	$(708)	$762

Results for the nine months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
September 30, 2017
Revenue	$335	$16,265	$5,232	$(1,146)	$20,686
Shareholders’ net income (loss)	$2,012	$1,470	$350	$(1,820)	$2,012

September 30, 2016
Revenue	$628	$21,882	$5,962	$(2,265)	$26,207
Shareholders’ net income (loss)	$1,830	$1,160	$197	$(1,357)	$1,830

56	Sun Life Financial Inc.	Third Quarter 2017	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Assets and liabilities as at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
September 30, 2017
Invested assets	$22,807	$134,468	$6,418	$(22,221)	$141,472
Total other general fund assets	$8,584	$21,863	$18,736	$(31,898)	$17,285
Investments for account of segregated fund holders	$–	$102,187	$50	$–	$102,237
Insurance contract liabilities	$–	$114,671	$7,633	$(8,307)	$113,997
Investment contract liabilities	$–	$3,035	$–	$–	$3,035
Total other general fund liabilities	$9,093	$21,713	$14,547	$(26,559)	$18,794

December 31, 2016
Invested assets	$23,351	$134,624	$6,308	$(21,933)	$142,350
Total other general fund assets	$10,097	$24,154	$19,157	$(34,687)	$18,721
Investments for account of segregated fund holders	$–	$97,118	$49	$–	$97,167
Insurance contract liabilities	$–	$115,370	$7,523	$(7,836)	$115,057
Investment contract liabilities	$–	$2,913	$–	$–	$2,913
Total other general fund liabilities	$11,492	$23,805	$15,111	$(29,675)	$20,733

12. Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended		For the nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Common shareholders’ net income (loss) for basic earnings per share	$817	$737	$1,942	$1,757
Add: increase in income due to convertible instruments(1)	3	3	8	8
Common shareholders’ net income (loss) on a diluted basis	$820	$740	$1,950	$1,765
Weighted average number of common shares outstanding for basic earnings per share (in millions)	613	613	613	613
Add: dilutive impact of stock options(2) (in millions)	1	1	1	1
Add: dilutive impact of convertible instruments(1) (in millions)	5	5	4	5
Weighted average number of common shares outstanding on a diluted basis (in millions)	619	619	618	619
Basic earnings (loss) per share	$1.33	$1.20	$3.17	$2.87
Diluted earnings (loss) per share	$1.32	$1.20	$3.16	$2.85

(1)	The convertible instruments are the Sun Life ExchangEable Capital Securities (“SLEECS”) – Series B issued by Sun Life Capital Trust.
(2)

Excludes the impact of 1 million stock options for the three months ended September 30, 2017 (1 million for the three and nine months ended September 30, 2016) because these stock options were antidilutive for the period.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2017	57

13. Accumulated Other Comprehensive Income (Loss) and

Non-Controlling Interests

13.A Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of taxes, are as follows:

	For the three months ended September 30, 2017					For the three months ended September 30, 2016
	Balance, beginning of period	Other comprehensive income (loss)	Other		Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses), net of hedging activities	$1,330	$(471)	$–		$859	$1,421	$137	$1,558
Unrealized gains (losses) on available-for-sale assets	340	(79)	–		261	453	75	528
Unrealized gains (losses) on cash flow hedges	(14)	3	–		(11)	(13)	–	(13)
Share of other comprehensive income (loss) in joint ventures and associates	(22)	(33)	–		(55)	27	19	46
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(347)	93	–		(254)	(276)	(14)	(290)
Revaluation surplus on transfers to investment properties	145	–	–		145	6	–	6
Total	$1,432	$(487)	$–		$945	$1,618	$217	$1,835
Total attributable to:
Participating policyholders	$12	$(4)	$–		$8	$13	$2	$15
Non-controlling interests	–	–	–		–	(1)	–	(1)
Shareholders	1,420	(483)	–		937	1,606	215	1,821
Total	$1,432	$(487)	$–		$945	$1,618	$217	$1,835

	For the nine months ended September 30, 2017					For the nine months ended September 30, 2016
	Balance, beginning of period	Other comprehensive income (loss)	Other		Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses), net of hedging activities	$1,749	$(890)	$–		$859	$2,385	$(827)	$1,558
Unrealized gains (losses) on available-for-sale assets	211	50	–		261	225	303	528
Unrealized gains (losses) on cash flow hedges	(6)	(5)	–		(11)	3	(16)	(13)
Share of other comprehensive income (loss) in joint ventures and associates	–	(55)	–		(55)	76	(30)	46
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(291)	24	13	(1)	(254)	(218)	(72)	(290)
Revaluation surplus on transfers to investment properties	6	139	–		145	6	–	6
Total	$1,669	$(737)	$13		$945	$2,477	$(642)	$1,835
Total attributable to:
Participating policyholders	$16	$(8)	$–		$8	$18	$(3)	$15
Non-controlling interests	–	–	–		–	–	(1)	(1)
Shareholders	1,653	(729)	13		937	2,459	(638)	1,821
Total	$1,669	$(737)	$13		$945	$2,477	$(642)	$1,835

(1)

During the second quarter of 2017, the Company transferred cumulative remeasurement losses of $13 from accumulated other comprehensive income (loss) to retained earnings as a result of the termination and complete settlement of the defined benefit pension plan of a U.S. subsidiary within the SLF Asset Management segment.

58	Sun Life Financial Inc.	Third Quarter 2017	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13.B Non-Controlling Interests

In 2016, non-controlling interests reported in our Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income (Loss) pertained to the 25% third party interest in Sun Life Vietnam Insurance Company Limited (formerly PVI Sun Life Insurance Company Limited) that was recognized when we obtained control of that entity in the first quarter of 2016. The non-controlling interests were subsequently acquired by us in the fourth quarter of 2016. As a result, we do not have any non-controlling interests as of December 31, 2016. Further details on transactions with non-controlling interests are included in Note 3 of our 2016 Annual Consolidated Financial Statements.

The following table summarizes changes to non-controlling interests for the nine months ended September 30, 2016:

For the nine months ended September 30, 2016
Balance, beginning of period	$–
Non-controlling interests arising from acquisitions	19
Net income (loss)	(1)
Total other comprehensive income (loss) for the period (Note 13.A)	(1)
Total non-controlling interests, end of period	$17

14. Subsequent Event

On October 3, 2017, we completed the first stage of our acquisition of the pension business of FWD Life Insurance Company (Bermuda) Limited (“FWD”) for total consideration of approximately $100. The first stage included the acquisition of the Mandatory Provident Fund business and the commencement of an exclusive 15-year distribution agreement with FWD that allows Sun Life Hong Kong Limited to distribute its pension products through FWD’s agency force in Hong Kong. The completion of the second and final stage of the transaction involves the purchase of the Occupational Retirement Schemes Ordinance business of FWD, and is expected to close by the end of the third quarter of 2018, subject to the receipt of regulatory approvals and satisfaction of customary closing conditions. These transactions will strengthen our position in the Hong Kong pension market and will be reported in our SLF Asia reportable segment. Due to the recent closing of this first stage of the transaction, the fair value determination and purchase accounting have not been completed.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2017	59